Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2023

KAILUA KONA, Hawaii (June 27, 2023) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the fourth quarter and fiscal year 2023, ended March 31, 2023.

Commenting on the fiscal year results (changes shown vs. fiscal 2022), Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

"Fiscal year 2023 was a challenging year as a result of a number of macroeconomic events and timing of sales.  Consumers shifted their spend from goods to experiences and services. Lower sales in the bulk business were due in part to inventory adjustments after the global supply chain issues eased and lower sales in the e-commerce business were driven by a difference in strategy implemented by our third-party distributor."

"Our manufacturing operations produced consistent and high-quality algae, however, the cost per kilo for spirulina in particular was a drag on the gross margin as we reduced production volume resulting in a higher cost per kilo to align with consumer demand."

"In the fourth quarter of fiscal year 2023, the Company generated cash flow of $583,000 from operations as a result of the cash saving initiatives that we implemented in the second quarter, including slowing production and reducing headcount."

"Despite the disappointing sales figures, I hopeful for the future.  We are well positioned to meet customer needs in the growing market for naturally derived high value nutritional products."

Fiscal Year 2023

Cyanotech reported net sales of $23,178,000 for fiscal 2023 compared to $35,968,000 in fiscal 2022, a decrease of 35.6%. Gross profit was $7,259,000, with gross profit margin of 31.3%, compared to gross profit of $13,566,000 and gross profit margin of 37.7%. Operating loss was $2,920,000 compared to operating income of $2,574,000.

Net loss was $3,440,000 or $0.55 loss per share, compared to net income of $2,154,000 or $0.35 earnings per share.

Fourth Quarter Fiscal 2023

Cyanotech reported net sales of $5,391,000 for the fourth quarter of fiscal year 2023 compared to $8,126,000 in the fourth quarter of fiscal 2022, a decrease of 33.7%. Gross profit was $1,387,000 with gross profit margin of 25.7%, compared to gross profit of $2,894,000 and gross profit margin of 35.6% in the fourth quarter of fiscal 2022. Operating loss was $1,255,000 compared to operating income of $364,000 in the fourth quarter of fiscal 2022. Net loss was $1,430,000, or $0.23 loss per share, compared to net income of $277,000, or $0.04 earnings per share in the fourth quarter of fiscal 2022.

Please review the Company’s Form 10-K for the period ended March 31, 2023 for more detailed information.

— Cyanotech will host a broadcast at 8:00 PM EDT on Wednesday, June 28, 2023, to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Wednesday, June 28, 2023. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal 2023 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, availability of financing, and our ability to continue as a going concern, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the fiscal year ended March 31, 2023, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED BALANCE SHEETS

March 31,

	2023	2022
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$974	$2,589
Accounts receivable, net of allowance for doubtful accounts of $64 in 2023 and $67 in 2022	1,331	3,664
Inventories	10,707	9,466
Prepaid expenses and other current assets	484	545
Total current assets	13,496	16,264
Equipment and leasehold improvements, net	11,366	11,885
Operating lease right-of-use assets, net	4,776	3,787
Other assets	90	109
Total assets	$29,728	$32,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,021	$2,362
Accrued expenses	1,101	1,412
Customer deposits	89	164
Operating lease obligations, current portion	483	393
Line of credit	1,540	—
Line of credit – related party	500	—
Current maturities of long-term debt	3,369	490
Total current liabilities	8,103	4,821

Long-term debt, less current maturities	1,000	4,336
Long-term operating lease obligations	4,275	3,386
Other long-term liabilities	3	15
Total liabilities	13,381	12,558

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,271,971 shares at March 31, 2023 and 6,202,223 shares at March 31, 2022	125	124
Additional paid-in capital	33,856	33,557
Accumulated deficit	(17,634)	(14,194)
Total stockholders’ equity	16,347	19,487
Total liabilities and stockholders’ equity	$29,728	$32,045

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2023	2022	2021
	(in thousands, except per share data)

Net sales	$23,178	$35,968	$32,345
Cost of sales	15,919	22,402	21,228
Gross profit	7,259	13,566	11,117
Operating expenses:
General and administrative	4,659	5,367	4,876
Sales and marketing	4,750	4,913	5,518
Research and development	770	712	639
Total operating expense	10,179	10,992	11,033
(Loss) income from operations	(2,920)	2,574	84
Other income (expense):
Interest expense, net	(502)	(392)	(550)
Gain on extinguishment of debt	—	—	1,389
Total other income (expense), net	(502)	(392)	839
(Loss) income before income taxes	(3,422)	2,182	923
Income tax expense	(18)	(28)	(3)
Net (loss) income	$(3,440)	$2,154	$920
Net (loss) income per share:
Basic	$(0.55)	$0.35	$0.15
Diluted	$(0.55)	$0.35	$0.15
Shares used in calculation of net (loss) income per share:
Basic	6,244	6,157	6,070
Diluted	6,244	6,168	6,079

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com